Exhibit 99.1

TARGET LOGISTICS, INC. THIRD QUARTER RESULTS

Contact:

Paul G. Henning
Cameron Associates
212 554 5462
paul@cameronassoc.com

Quarterly Highlights:

•	Revenue up 18.2%

•	Operating Income up 135%

Baltimore, Maryland- May 2, 2007 - Target Logistics, Inc. (Amex: TLG), a domestic and international freight forwarder and logistics provider, today announced net income for the third quarter of FY 2007, ended March 31, 2007 of $340,150 or $.02 per diluted and basic share, compared to $609,642, or $.03 per diluted and $.04 per basic share reported in the third quarter ended March 31, 2006. Third quarter revenue increased 17.8% to $43.7 million, compared to the $37.1 million reported in the comparable 2006 fiscal period.

Operating income for the FY 2007 third quarter was $613,983 compared to the $1,107,182 reported in the comparable FY 2006 third quarter.

For the nine month period ended March 31, 2007, net income was $1.207 million or, $0.06 per basic and diluted share compared to $2.063 million, or $.10 per diluted and $.12 per basic share for the nine month period ended March 31, 2006. Nine month revenue increased 12.3% to $134.7 million from the $119.9 million reported in the comparable FY 2006 period.

Operating income for the nine month period of FY 2007 was $2,299,210 compared to the $3,754,818 reported in the FY 2006 comparable nine month period.

“Despite achieving our 18th consecutive profitable quarter, third quarter net income was disappointing, primarily because of continued losses by our New York City station following our Discovery acquisition last year, and less than anticipated gross profit margin improvement as a result of sluggish value-added services growth.” said Stuart Hettleman, President and CEO. “We have taken the appropriate steps to right size the New York operations and expect to achieve profitability at this station in the fourth quarter.

“We had projected a strong 2nd half for fiscal 2007 during our second quarter conference call. Although our results for the 3rd quarter are significantly less than we expected, we are still very optimistic for the future. We do still expect a solid 4th quarter, but we do not believe that we will be able to overcome the shortfall in our 3rd quarter results to achieve our current goals. As a result, while we still believe that we will achieve the lower end of our revenue guidance of a 15% to 22% increase over fiscal 2006, we are lowering our earnings guidance for fiscal 2007 to $.08 to $.10 per share on a fully diluted basis.

“Our Company remains focused on executing its proven strategy - Consistent year on year revenue increases driven by internal sales growth and accretive acquisitions, while further reducing SG&A as a percentage of revenue and improving our gross profit margins”, concluded Mr. Hettleman.

Philip Dubato, Chief Financial Officer of Target Logistics added, “We are pleased that our new Wells Fargo credit facility is in place and at March 31, 2007 we had over $16.1 million in cash and available credit to support our strategies for internal growth and our ability to make strategic acquisitions.“

Target Logistics will hold a conference call at 4:00 PM. ET on Wednesday, May 2, 2007. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at http://phx.corporate-ir.net/playerlink.zhtml?c=62341&s=wm&e=1539271.  The call will also be available by dialing (800) 510-9834, or for international callers, (617) 614-3669 and by using the confirmation code 32625245.  A replay of the teleconference will be available until June 2, 2007 at www.targetlogistics.com. A replay will also be available by dialing (888) 286-8010 (domestic) or (617) 801-6888 (international) and by using confirmation code 22699898.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 35 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

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--Financial tables to follow--

Target Logistics, Inc. and Subsidiaries
Consolidated Statements of Operations
(unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2007	2006	2007	2006

Operating revenues	$43,727,756	$37,114,144	$134,726,385	$119,964,069
Cost of transportation	30,552,567	25,393,650	94,765,607	82,196,489
Gross profit	13,175,189	11,720,494	39,960,778	37,767,580

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)	3,620,334	3,306,961	12,102,238	12,092,788
SG&A - Target subsidiary	8,477,770	6,807,242	24,122,246	20,475,522
SG&A - Corporate	250,222	333,221	823,129	997,728
Depreciation and amortization	212,880	165,888	613,955	446,724
Selling, general and administrative expenses	12,561,206	10,613,312	37,661,568	34,012,762

Operating income	613,983	1,107,182	2,299,210	3,754,818

Other expense:
Interest expense	(34,177)	(40,611)	(118,291)	(118,519)

Income before income taxes	579,806	1,066,571	2,180,919	3,636,299
Provision for income taxes	239,656	456,929	974,313	1,573,265
Net income	$340,150	$609,642	$1,206,606	$2,063,034

Net Income per share attributable to common shareholders:
Basic	$0.02	$0.04	$0.06	$0.12
Diluted	$0.02	$0.03	$0.06	$0.10

Weighted average shares outstanding:
Basic	18,076,735	16,692,679	18,043,341	16,203,763
Diluted	21,480,385	21,490,385	21,480,385	21,490,361

Target Logistics, Inc. and Subsidiaries
Selected Balance Sheet Data

	March 31,	June 30,
	2007	2006
	(unaudited)	(audited)

Cash and cash Equivalents	$4,782,002	$7,015,018

Total Current Assets	$31,665,215	$29,797,740

Total Assets	$47,795,307	$45,250,881

Current Liabilities	$24,542,926	$23,014,672

Long Term Liabilities	$309,660	$555,199

Working Capital	$7,122,289	$6,783,068

Shareholders' Equity	$22,942,721	$21,681,010

Credit Line Availability	$-	$11,274,357